SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

New Asia Energy, Inc.

Common Stock, Par Value $0.001
(Title of Class of Securities)

(CUSIP Number)
64201V104

Jose A Capote
Secretary and CTO
100 Spectrum Center Drive
Suite 912
Irvine, CA 92618
(949) 812-4836
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of This Statement)
September 25, 2015

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64201V104	Schedule 13D	Page 2 of 4 Pages

_____________________________________________________________________________________________
1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Koh, Chee Yang

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)           [   ]
(b)           [   ]
_____________________________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________________________
4    SOURCE OF FUNDS*

__PF________________________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)      [_]
_____________________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore
   ___________________________________________________________________________________
                                                               7    SOLE VOTING POWER
NUMBER OF
SHARES                                        2,919,050___________________________________________________________
BENEFICIALLY                    8    SHARED VOTING POWER
OWNED BY
EACH                                           ___0  ____
REPORTING                          9    SOLE DISPOSITIVE POWER
PERSON WITH
                                                             _2,919,050___________________________________________________________
                                                              10   SHARED DISPOSITIVE POWER

                                        ___0

________________________ _________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,919,050________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [    ]
_________________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.08%
14   TYPE OF REPORTING PERSON*

_IN_________________________________________________________________________________________

CUSIP No. 64201V104	Schedule 13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

New Asia Energy, Inc.
3 Ubi Avenue 3 #07-58
Vertex Building Tower A Singapore 408868
Common Stock

Item 2.  Identity and Background.

     (a)   Koh Chee Yang

     (b)  213A Punggol Walk Unit # 03-749, Singapore, 821213

     (c)  Mr. Koh Chee Yang is self-employed.  His company name is Iwo Koh Pte Ltd, a Company registered under the laws of Singapore and involved in General Trading and Import/Export. Other than Mr. Koh's personal direct ownership of NAEI shares, his company has no direct, indirect, managerial or consulting dealings whatsoever with NAEI.

     (d)  No

     (e) No

     (f)  Singapore

Item 3.  Source and Amount of Funds or Other Consideration.

PF approximately, $ 37,012.
Mr. Koh acquired these shares in a private transaction as part of a group of Foreign National investors in conjunction with the change in control that was closed on 6th February, 2015 and as reported in the 8K and  SC14F1 Filings, dated February 11th, 2015.

Item 4.  Purpose of Transaction.

     (a) None

     (b) None

     (c) None

     (d) None

     (e) None

     (f) None

     (g) None

     (h) None

     (i) None

     (j) None

CUSIP No. 64201V104	Schedule 13D	Page 4 of 4 Psges

Item 5.  Interest in Securities of the Issuer.

(a) 2,919,050 shares, or approximately 7.08%

(b) Sole voting power to 2,919,050 shares.

(c) On February 6th, 2015, Koh Chee Yang acquired 2,739,050 shares of New Asia Energy Inc Common Stock in a private transaction as described in 8K and 14F1 filings, dated February 11th, 2015, subsequently, on September 25th, 2015, as a result of an inadvertent oversight in the issuance of share certificates, it was discovered that an additional 180,000 shares of common stock had been issued incorrectly and these shares were then subsequently correctly issued to Mr. Koh. So his total ownership is 2,919,050.

(d) Koh Chee Yang is the sole beneficial owner of the 2,919,050 shares of NAEI Common Stock.

(e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 27, 2015

/s/ Koh Chee Yang
Name: Koh Chee Yang
Title: Investor

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).